EXHIBIT 99.1

Contacts:	Andy Brimmer or Brandon Borrman Joele Frank, Wilkinson Brimmer Katcher 212-355-4449

FOR IMMEDIATE RELEASE

Next Level Independent Committee Advises Stockholders to Await
Recommendation on Motorola Unsolicited Tender Offer

ROHNERT PARK, Calif., Jan. 27, 2003—The Independent Committee of the Board of Directors of Next Level Communications, Inc. (NASDAQ: NXTV) responded today to the commencement by Motorola, Inc. (NYSE: MOT) of a tender offer for all outstanding shares of Next Level stock not held by Motorola at $1.04 per share. The Independent Committee reiterated its advice to Next Level stockholders to take no action with respect to the tender offer at this time. Next Level’s Independent Committee and Board of Directors, in consultation with independent legal and financial advisers, will evaluate Motorola’s unsolicited tender offer and Next Level’s Board will issue its recommendation to Next Level stockholders in the near future.

On January 16, 2003, Next Level announced that its Board of Directors had formed an Independent Committee composed of Walter S. Clay, Alex Good, Craig Kornblau and Paul Latchford, all of whom are independent, non-management directors unaffiliated with Motorola, to review and evaluate Motorola’s unsolicited offer. The Independent Committee constitutes a majority of the entire Next Level Board of Directors. To assist the Independent Committee with its review, the Committee has retained Latham & Watkins and Richards, Layton & Finger as legal counsel, Morgan Stanley as financial advisor and MacKenzie Partners, Inc. as stockholder relations advisor.

The Independent Committee strongly recommends that Next Level stockholders defer making a determination whether to accept or reject Motorola’s unsolicited tender offer until reading the Board’s solicitation/recommendation statement, which shall be available on or before February 10, 2003. The Board’s solicitation/recommendation statement will advise stockholders of: (1) whether Next Level recommends acceptance or rejection of Motorola’s tender offer; expresses no opinion and remains neutral toward such tender offer; or is unable to take a position with respect to such tender offer; and (2) the reason(s) for the position taken by Next Level with respect to the tender offer. Stockholders may obtain a free copy of the solicitation/recommendation statement, which will be filed by Next Level with the Securities and Exchange Commission, at the SEC’s Web site at www.sec.gov. Stockholders may also obtain, without charge, a copy of the solicitation/recommendation statement, when available, by directing requests to Mackenzie Partners Inc. at 800-322-2885 or 212-929-5500, or via e-mail at proxy@mackenziepartners.com.

About Next Level Communications

Next Level is a world leader in integrated broadband access platforms for delivering any combination of voice, high-speed data and multi-stream digital video services into the home or office. Next Level offers a unified multi-service, multi-band platform that lets communications service providers enter a more profitable broadband market segment by delivering a virtual communications and entertainment center over existing copper telephone lines. Next Level’s highly scalable networking products, management tools and support assistance allow communications service providers to deliver a range of subscriber services, and realize significant new revenue streams. Founded in 1994 and headquartered in Rohnert Park, Calif., the company has deployed its state-of-the-art systems for more than 100 communications service providers worldwide. For additional information, visit http://www.nlc.com.

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